SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 April 2015
Aviva plc ("Aviva" or the "Company")

Board Composition and Compensation Arrangements

Aviva plc ("Aviva" or the "Company") today confirms the following changes to the composition of the Board. These changes, which have been previously announced, are effective from the conclusion of today's Annual General Meeting:

• Sir Adrian Montague has become Chairman of the Board
• John McFarlane has retired as Chairman of the Board and as a Non-Executive Director
• Gay Huey Evans has retired as a Non-Executive Director
• Andy Briggs has been appointed as an Executive Director and CEO, UK & Ireland Life
• Sir Malcolm Williamson has been appointed as a Non-Executive Director and Senior Independent Director

Andy Briggs and Sir Malcolm Williamson will stand for election at the 2016 Annual General Meeting. Their appointments have been approved by the Prudential Regulatory Authority and Financial Conduct Authority.

Sir Adrian Montague, Chairman, commented:
"I would like to thank John for his outstanding leadership of the Board and I wish him well in his new role. I would also like to thank Gay Huey Evans for her service to Aviva over the last three years. I am delighted to welcome Sir Malcolm Williamson to the Board, as Chairman of Friends Life he is well qualified to be Aviva's Senior Independent Director."

Mark Wilson, Group Chief Executive Officer, commented:
"I am pleased to welcome Andy Briggs to the Company and the Board. His experience will be invaluable as we integrate Friends Life and move to the next phase.

Sir Adrian Montague ably steps into the role of Chairman today. Sir Adrian's knowledge, experience and wisdom make him the ideal person to succeed John as Chairman."

Compensation Arrangements
Mr Briggs will receive a basic annual salary of £691,875. He will receive a standard Executive Director bonus opportunity of up to a maximum of 150% of basic salary annually. Any bonus for 2015 will be pro-rated for service. The bonus opportunity has strong performance targets and Mr Briggs will be required to defer two thirds of any award made into Aviva ordinary shares for three years.

Mr Briggs will be granted a standard Executive Director award under Aviva's Long Term Incentive Plan (LTIP) of 225% of basic salary in 2015. Awards granted under the LTIP vest after three years only if specific return on equity and shareholder return targets are met.

Mr Briggs will be required to build a shareholding in Aviva to the value of 150% of his basic salary and to retain 50% of the net share releases from his deferred bonus and LTIP awards until this requirement is met. However, it is noted that Mr Briggs already meets this requirement.

Mr Briggs will also receive pension contributions and other benefits such as a cash car allowance, private medical benefit and life insurance in line with Aviva's published remuneration policy.

Mr McFarlane and Ms Huey Evans continued to receive fees for their role on the Board up to 29 April 2015 at the rates set out in the Company's 2014 Annual Report and Accounts. They will not receive any payment in lieu of notice or for loss of office. As Non-Executive Directors they are not entitled to any bonus payments or share options or awards.

Enquiries:

Media

Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts

Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

Notes to editors:

• Aviva provides life insurance, general insurance, health insurance and asset management to 34* million customers, across 16 markets worldwide.

• In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £245 billion in assets.
• Aviva helps people save for the future and manage the risks of everyday life; we paid out £24.6 billion in benefits and claims in 2014.
• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.
• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.
• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/
• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/
• Follow us on twitter: www.twitter.com/avivaplc/

* Before the deduction of overlapping customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary